NO ACT

PE
12-19-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025144

January 12, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-12

Amy Goodman
Gibson, Dunn & Crutcher LLP
AGoodman@gibsondunn.com

Re: Sempra Energy
Incoming letter dated December 19, 2011

Dear Ms. Goodman:

This is in response to your letter dated December 19, 2011 concerning the shareholder proposal submitted to Sempra by Utility Workers Union of America. We also have received a letter from the proponent dated January 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Brooks
Utility Workers Union of America
markbrooks@uwua.net

January 12, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 19, 2011

The proposal urges that the board to conduct an independent oversight review each year of Sempra's management of political, legal, and financial risks posed by Sempra operations in "any country that may pose an elevated risk of corrupt practices" and to publish an annual report to shareholders on the board's independent review.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(7) as relating to Sempra's ordinary business operations. We note that although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

January 6, 2012

Via Overnight Delivery and Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Sempra Energy Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") – the shareholder proponent in this matter – in response to the "no-action" request filed by Sempra Energy (the "Company") on December 19, 2011.

Sempra erroneously contends that the Proposal may be excluded from its proxy statement as involving the "ordinary business operations" of the Company under Rule 14a-8(i)(7) and impermissibly "vague and indefinite" under 14a-8(i)(3). Both arguments are clearly misplaced.

As summarized below, the Proposal focuses on the Board of Directors' role in the oversight of the Company's management of risk concerning a significant policy issue. This policy issue – the political, legal, and financial risks posed by corporate operations in countries posing an elevated risk of corrupt practices – is clearly significant for U.S. corporations in general and for Sempra in particular. As noted in Staff Legal Bulletin No. 14E (Oct. 27, 2009), shareholders have a critical interest in the board's oversight of a company's management of risk on significant policy matters.

Contrary to Sempra's various arguments, moreover, our Proposal has nothing to do with company decisions over the location of its operations or its legal compliance programs. In addition, the Proposal is hardly vague or indefinite, but specifically defines the actions the proposal recommends. The Company's no-action request therefore should be denied.

I. The Proposal Does Not Involve the Company's Ordinary Business Operations

The Proposal urges the Board of Directors to conduct an independent oversight review each year of the Company's management of political, legal, and financial risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices. The Proposal further specifies that this review should be conducted by a committee of the Board made up entirely of independent directors, and requests that the Board publish – at reasonable cost and excluding any confidential information – an annual report to shareholders on this independent review.

Contrary to Sempra's arguments, the underlying subject matter of our Proposal clearly raises significant policy issues that transcend the day-to-day business matters of the Company.

A. Sempra's Arguments Ignore the Principles Established in SLB 14E

Sempra's arguments ignore the central import of Staff Legal Bulletin 14E, by which the Division substantially modified its previous approach to shareholder proposals relating to evaluations of corporate risk. The new approach was necessary, according to SLB 14E, to prevent "the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." In particular, SLB 14E recognized that *"the adequacy of risk management and oversight can have major consequences for a company and its shareholders."*

In recognition of the critical interests of shareholders in this area, SLB 14E announced an entirely new framework for analyzing risk proposals:

> "On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7).
>
> Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.
>
> *In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be*

excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company."[1]

Staff also recognized in SLB 14E that shareholders have an especially keen interest in the board of directors' role in the oversight of a company's management of risk:

> "[T]here is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

Sempra's no-action request ignores all of these principles. The Proposal in no way relates to a routine assessment of the Company's legal compliance program – as Sempra argues – but instead focuses on the Board of Directors' role in its oversight of the Company's management of risks in an area that can have huge consequences for both the Company and shareholders. The Proposal therefore is closely modeled on the types of proposals that SLB 14E indicates may not be excluded.

B. The Proposal Clearly Raises a Significant Policy Issue

There can be no doubt that the underlying subject matter of the Proposal raises a significant policy issue. This is true for all U.S. companies operating overseas, particularly in the energy industry and especially for Sempra.

For example, prosecutions of corporations under the Foreign Corrupt Practices Act are at an all-time high. Both the SEC and the Department of Justice have dramatically increased FCPA enforcement efforts in recent years. Indeed, the SEC Division of Enforcement created an FCPA Specialty Unit in 2010 to focus exclusively on foreign corruption cases.

Similarly, the Justice Department has significantly increased FCPA criminal prosecutions. As Lanny Breuer, Assistant Attorney General for the DOJ Criminal Division recently observed, "We are in a new era of FCPA enforcement, and we are here to stay."[2] Mark Mendelsohn, the former deputy chief of the DOJ Fraud Division, recently predicted that this unprecedented increase in enforcement activity will continue – especially in light of the significant additional resources dedicated by both the SEC and DOJ to FCPA enforcement."[3]

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[1] Staff Legal Bulletin No. 14E (citations omitted, emphasis supplied).

[2] "A warning as Wall Street moves into emerging markets," *New York Times*, Sept. 29, 2011.

[3] "Mark Mendelsohn: former enforcer sees looming fights," *Wall Street Journal*, March 17, 2011.

The result has been a "frenetic pace" in FCPA enforcement actions by regulators.[4] As the Wall Street Journal recently reported, enforcement of the FCPA has led to $4 billion in penalties against corporations in the last five years.[5] Major companies have paid tens of millions of dollars in FCPA penalties in recent months, including IBM, Johnson & Johnson, Tyson Foods, Halliburton, Siemens, Daimler, Transocean, Shell, Tidewater, Global Santa Fe, and others.[6]

The energy industry in particular has been targeted by regulators for FCPA enforcement. According to one recent report, almost half of all FCPA penalties have been levied against companies operating in the energy sector.[7]

The utility sector has also been the subject of high-profile FCPA prosecutions. For example, Lindsey Manufacturing was convicted by a federal jury in May 2011 for paying bribes to officials of the Mexican state-owned utility Comision Federal de Electricidad ("CFE") in order to win lucrative contracts.[8] The previous year, an official with Swiss electrical engineering firm ABB was indicted for allegedly paying bribes to the same Mexican utility.[9]

The ongoing public policy concerns surrounding foreign corrupt practices and corporate corruption in general have also been the subject of significant federal legislative activity, notably including the 2002 Sarbanes-Oxley Act and the 2010 Dodd-Frank Act. Indeed, the whistleblower provisions included in Dodd-Frank have reportedly caused a surge in reports to regulators about FCPA violations and other claims of corporate corruption.[10]

The widespread policy debate over corporate corruption and foreign corrupt practices is also exemplified by the huge volume of mass media reports concerning this issue. In addition to the media reports previously cited, we note below a small fraction of reports published during only the

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[4] Gibson, Dunn & Crutcher LLP, *2008 Mid-Year FCPA Update*, cited in "The Foreign Corrupt Practices Act, SEC Disgorgement of Profits, and the Evolving International Bribery Regime," 30 Mich. J. Int'l Law, 471, 482 (2009).

[5] "Business slams bribery act," *Wall Street Journal*, Nov. 28, 2011.

[6] "Can you spot the bribe?" *Washington Post*, July 24, 2011.

[7] "Energy operations lead corruption prosecutions," *Houston Business Journal*, Dec. 27, 2011.

[8] "Conviction in foreign bribery case is first in U.S. trial," *Wall Street Journal*, May 11, 2011.

[9] "U.S. probe leads to utility chief," *Wall Street Journal*, Aug. 24, 2010. Notably, a subsidiary of Sempra recently negotiated a long-term contract to sell 150 million cubic feet per day of natural gas to the same Mexican utility company involved in the Lindsey Manufacturing and ABB cases. Sempra Energy, 2010 Financial Report, page 6 (included as Exhibit 13.1 to SEC Form 10K filed 2/24/2011).

[10] "Larger bounties spur surge in fraud tips," *Wall Street Journal*, Sept. 7, 2010; "Mark Mendelsohn: former enforcer sees looming fights," *Wall Street Journal*, March 17, 2011.

past year in only two major newspapers.[11] Legal and trade journals have also emphasized the importance of this significant policy issue for U.S. corporations and corporate shareholders.[12]

C. Sempra's Own Law Firm Has Publicly Acknowledged that the Issue of Foreign Corrupt Practices Has Become a Significant Policy Issue

Indeed, the law firm representing Sempra in this matter acknowledged earlier this week that significant public policy issues are raised by this heightened FCPA enforcement regime. In its *2011 Year-End FCPA Update*, Gibson, Dunn & Crutcher emphasized the "growing public debate" in this area and the significance of these policy issues for U.S. corporations:

> "2011 marked yet another dynamic year for the Foreign Corrupt Practices Act ('FCPA'), including numerous significant enforcement actions, more trials than in any other year in the history of the statute, *and a growing public debate about the policy ramifications of a U.S.-dominated international anti-corruption enforcement field.*
>
> Those close to the statute can feel the unmatched pace at which the 34-year-old law is now developing. With more litigated decisions, more bills pending in Congress, and more interplay between the FCPA and other international laws prohibiting cross-border bribery, there is a growing sense of urgency amongst FCPA practitioners as to the direction the statute will take in the coming years."[13]

It is therefore disingenuous for Sempra's counsel to argue that the subject matter of our Proposal does not raise a significant public policy issue.

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[11] "What to expect in white-collar crimes in 2012," *New York Times*, Dec. 28, 2011; "Former Siemens executives are charged with bribery," *New York Times*, Dec. 14, 2011; "Wal-Mart discloses a corruption probe," *Wall Street Journal*, Dec. 9, 2011; "Pfizer near settlement on bribery," *Wall Street Journal*, Nov. 21, 2011; "Glaxo settles cases with U.S. for $3 billion," *New York Times*, Nov. 4, 2011; "Kickback probe at Alcoa heats up," *Wall Street Journal*, Oct. 25, 2011; "Expenses fell Mercedes boss," *Wall Street Journal*, Oct. 20, 2011; "U.S. probes Motorola Solutions," *Wall Street Journal*, Sept. 27, 2011; "U.S. probes Oracle dealings," *Wall Street Journal*, Aug. 31, 2011; "Deere faces scrutiny for possible bribery violation," *Wall Street Journal*, Aug. 11, 2011; "Armor settles claims over bribery," *New York Times*, July 14, 2011; "Feds look at Avon bribery allegation," *Wall Street Journal*, May 25, 2011; "Johnson & Johnson settles bribery complaint for $70 million in fines," *New York Times*, April 9, 2011; "Hercules Offshore under investigation," *Wall Street Journal*, April 8, 2011; "IBM to settle SEC's bribery charges for $10 million," *New York Times*, March 19, 2011; "U.S. opens probe of Las Vegas Sands," *Wall Street Journal*, March 2, 2011; "Tyson settles U.S. charges of bribery," *New York Times*, Feb. 11, 2011; "Innospec Ex-CEO settles bribe case," *Wall Street Journal*, Jan. 25, 2011; and "Banks, buyout shops in SEC bribery probe," *Wall Street Journal*, Jan. 14, 2011.

[12] See, e.g., "The Foreign Corrupt Practices Act, SEC Disgorgement of Profits, and the Evolving International Bribery Regime," 30 Mich. J. Int'l Law, 471 (2009).

[13] Gibson, Dunn & Crutcher LLP, *2011 Year-End FCPA Update*, Jan. 3, 2012, available at *http://www.gibsondunn.com/publications/Pages/2011YearEndFCPAUpdate.aspx* (emphasis supplied).

D. The Risks Posed by Foreign Corrupt Practices Clearly Raise Important Shareholder Concerns

There also can be no doubt that this significant policy issue has substantial impacts on corporations and corporate shareholders. The mere instigation of an SEC or DOJ investigation into potential corrupt practices at a corporation can result in hundreds of millions of dollars in legal fees, revamped compliance procedures, external monitoring, and related costs lasting many years.[14]

Moreover, a successful FCPA prosecution or settlement can result in huge corporate fines, disbarment from future government contracts, disgorgement of corporate profits, jailing of corporate executives, and a complete ruination of the company's reputation.[15] The role of corporate directors in the oversight of a company's management of these risks is of critical importance to shareholders and therefore clearly a proper subject for shareholder consideration.

E. A Strong Nexus Exists between Sempra and the Subject Matter of the Proposal

Nor can there be any doubt that there is a sufficient nexus between the nature of our Proposal and Sempra, as contemplated in SLB 14E.

According to the Company's SEC filings, Sempra has extensive operations in Mexico, Argentina, Chile, and Peru, in addition to the U.S., and intends to significantly increase its interests in Latin America. Sempra admits that the risks posed by these overseas operations could have material adverse effects on its financial condition and operations.[16]

As summarized in Section II below, moreover, Sempra's foreign operations are concentrated in nations posing substantial risks of corrupt practices, according to the most widely-recognized measure of foreign corruption risks. These operations comprise 13% of the Company's long-lived assets, including major liquefied natural gas, pipeline, and other energy distribution and generation facilities in Mexico, plus utility operations in South America. Ten percent of Sempra's revenues are derived from its Latin American operations.[17]

As the supporting statement to our Proposal also notes, Sempra is embroiled in widely-publicized controversies concerning its operations in Mexico, including a joint SEC and FBI probe into allegations of bribery in the Company's acquisition of construction and other permits. These

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[14] "FCPA settlements can become costly burdens," *Wall Street Journal*, Oct. 20, 2011; "The high price of internal inquiries," New York Times, May 6, 2011.

[15] *Id.* See also "The Foreign Corrupt Practices Act, SEC Disgorgement of Profits, and the Evolving International Bribery Regime," 30 Mich. J. Int'l Law, 471 (2009).

[16] SEC Form 10K, filed 2/24/2011, Item 1A "Risk Factors."

[17] Sempra Energy, 2010 Financial Report, page 186 (included as Exhibit 13.1 to SEC Form 10K filed 2/24/2011).

charges – leveled by the former top Controller for Sempra's Mexican operations – are also the subject of a federal whistleblower lawsuit by the former official.

The corruption allegations plaguing Sempra have generated widespread media and public attention. For example, the Board of Supervisors for San Diego County – clearly one of the most important metropolitan areas in Sempra's utility service district – unanimously passed a resolution in December 2010 urging state and federal investigations into these allegations.[18]

Although the joint SEC and FBI investigation into Sempra's Mexican operations has been conditionally closed, the investigation is subject to reopening "should additional information or evidence become available."[19] The private whistleblower litigation also continues.

This criminal investigation and civil litigation demonstrate the significant public policy issues raised by Sempra's operations in countries posing elevated risks of corrupt practices. As noted above, moreover, Sempra has executed long-term contracts with the same Mexican state-owned utility involved in the recent bribery prosecutions involving Lindsey Manufacturing and ABB.

Thus, there can be no dispute that there is a sufficient nexus between the nature of our Proposal and Sempra's operations, as contemplated by SLB 14E.

F. The Proposal Has Nothing to Do with Company Decisions Regarding the Location of Its Operations or Its Legal Compliance Program

Sempra's no-action request erroneously argues that the Proposal should be excluded as involving the location of company facilities. This claim is clearly misplaced, since *the Proposal says nothing whatsoever about Company decisions concerning the location of its operations.*

Instead, the Proposal focuses on Board of Directors' oversight of risks posed by operations in nations presenting elevated risks of corruption. Clearly management is free to locate operations wherever it chooses. Our proposal merely urges the directors to report to shareholders concerning the management of risks *after* the Company has decided where to locate its foreign operations.

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[18] "County supervisors call for investigation into Sempra," *North County Times* (Escondido, Calif.), Dec. 8, 2010.

For the widespread media attention focused on the Sempra bribery allegations, see "Ex-Sempra executive claims company paid bribes in Mexico," *San Diego Union-Tribune*, Nov. 13, 2010; "Ex-exec: questioning resort got him fired," *San Diego Union-Tribune*, Nov. 14, 2010; "Former Sempra employee updates lawsuit," *North County Times*, Jan. 6, 2011; "Sides in Sempra suit say they've talked to Feds," *San Diego Union-Tribune*, Feb. 6, 2011; and "Coronado tycoon emerges as opponent of Sempra," *San Diego Union-Tribune*, March 10, 2011.

[19] FBI memo, June 15, 2011. Sempra does not dispute the accuracy of the quotes included in our Proposal's supporting statement from this and other FBI memoranda, which were obtained pursuant to a Freedom of Information Act request.

Similarly, our Proposal says nothing at all about the Company's compliance with any statutes or regulations, and therefore does not relate to its legal compliance programs. Nor does the Proposal request any information concerning whether the Company is complying with any laws. Instead, the Proposal urges more broadly that the Board of Directors conduct an independent oversight review of the Company's management of financial, legal, and political risks posed by operations in certain countries, and to report on that review to shareholders.

The Board's oversight of risk management is completely distinct from a routine review of the Company's compliance with any statutes or regulations. The Board's review, for example, could involve an assessment of what corporate policies are in place – over and above any requirements of the law – that might minimize inadvertent entanglements with corrupt practices in a given country, area, or project. Are additional policies desirable or practical? Are there undesirable practices – as distinct from *illegal* practices – that might be common and lawful in the business culture of a particular location, but which should be avoided for policy or ethical reasons? Do particular operations pose special risks, as opposed to others projects or operations? Do the risks of operating in a particular country outweigh the potential benefits, and are those risks getting better or worse?

These are questions that speak to the Board of Directors' fundamental oversight role over the Company's management of risk, and therefore are of critical concern to shareholders.

G. Sempra's Arguments Have Been Rejected in No-Action Determinations Involving Similar Proposals

Staff has rejected claims similar to Sempra's in numerous cases involving proposals requesting that directors report to shareholders about the company's compliance with its own corporate policies. This is true even where proposals have incidentally involved legal compliance matters.

In *Conseco, Inc.* (available April 5, 2001), for example, Staff rejected a no-action request involving a proposal that the company establish a committee to develop and enforce corporate policies to prevent predatory lending. As in the case of Sempra, Conseco argued that the proposal could be omitted because it related to a legal compliance program. Staff did not concur, however, since the proposal did not seek to monitor the company's compliance with predatory lending laws, but instead requested that the company adopt policies to ensure that predatory practices do not occur.

Likewise, in *Yahoo! Inc.* (available April 16, 2007), Staff declined a no-action request involving a proposal urging that the company establish a committee to review corporate policies concerning human rights issues "over and beyond matters of legal compliance." The proposal did not seek any information about compliance with human rights laws, but instead focused on the board of directors' oversight of corporate policies.

Even where a proposal specifically relates to a company's legal compliance programs, moreover, the proposal may not be excluded when it raises a significant policy issue.

In *Bank of America* (available March 14, 2011), Staff declined a no-action request involving a proposal requesting that the board's Audit Committee conduct an independent review of the company's loan procedures – *even though the proposal explicitly requested that the review should include "the Company's compliance with . . . applicable laws and regulations."* Staff rejected the company's argument that the proposal involved ordinary business as relating to legal compliance, "in view of the public debate concerning widespread deficiencies" in the foreclosure process and "the increasing recognition that these issues raise significant public policy considerations."

Staff reached the same conclusion in *Chesapeake Energy Corp.* (April 13, 2010) (no-action relief denied for proposal requesting a report on the material risks posed by the environmental impacts of company's operations); *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board review of implications of company policies on human rights); and *Associates First Capital* (March 13, 2000) (proposal requesting a report on company policies concerning predatory lending practices).

As summarized above, the subject matter of our Proposal clearly raises a significant public policy issue, and therefore may not be excluded even if it arguably implicates the Company's legal compliance programs.

Our Proposal is also substantially similar to the numerous proposals requesting that corporate boards prepare reports on various subjects raising important policy issues. Staff has denied no-action relief in these cases. In *General Electric Co.* (available Feb. 8, 2011), for example, the Staff denied no-action relief in the case of a proposal requesting that the board of directors prepare a report "disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change."

Staff reached the same result in cases such as *Dow Chemical* (March 7, 2003 (proposal calling for report to shareholders concerning environmental matters); *Maxxam Inc.* (March 26, 1998) (requesting a report on company's old growth forestry practices); and *General Electric* (Feb. 2, 2004 (requesting report dealing with company's production and disposal of PCBs).

More fundamentally, Sempra ignores the central fact that our Proposal focuses on the Board of Directors' role in the oversight of the Company's management of risk. As noted in SLB 14E, proposals dealing with the board's role in the oversight of a company's management of risk inherently involve "a significant policy matter regarding the governance of the corporation," and therefore may not be excluded on ordinary business grounds.

H. The No-Action Determinations Cited by Sempra are Clearly Distinguishable

The various no-action determinations cited by Sempra are clearly distinguishable and do not support exclusion of our Proposal.

In particular, the proposals involved in *Pfizer Inc.* (available Feb. 16, 2011), *TJX Companies* (available March 29, 2011), *Amazon.com, Inc.* (available March 21, 2011), *Wal-Mart Stores, Inc.*

(available March 21, 2011); and *Lazard Ltd.* (available Feb. 16, 2011) all requested an assessment of risk concerning routine tax matters. The proposals clearly raised no significant policy issue and thus were excludable as ordinary business.

The proposal involved in *Costco Wholesale Corp.* (available Dec. 11, 2003) requested that the company develop "a thorough Code of Ethics that would also address issues of bribery and corruption. . . ." The proposal involved in *Sprint Nextel Corp.* (available March 16, 2010) also requested that the company develop a code of ethics.

Staff determinations have generally concluded that proposals asking corporations to develop codes of ethics involve routine relations between companies and their employees, and therefore relate to ordinary business. Our Proposal, by contrast, does not request the Company to develop a code of ethics or any other policy dealing with labor relations, but instead focuses on the Board's role in the oversight of the management of risk in matters clearly involving significant policy issues.

The proposal in *Citicorp* (available Jan 2, 1997) requested that the company initiate a specific compliance program and audit procedures for contracts with foreign entities. Similarly, *Humana Inc.* (available Feb. 25, 1998) involved an attempt to micromanage the details of the company's anti-fraud compliance program.

Halliburton Co. (available March 10, 2006) involved a request that the company report on policies and procedures to prevent recurrence of specific violations and investigations, and Staff therefore adopted the view that the proposal merely involved the company's routine legal compliance programs. Unlike our Proposal, the Halliburton proposal had nothing to do with the role of the directors in overseeing the company's management of risk.

In addition, the determination in *Halliburton* – and in virtually all of the other determinations cited by Sempra – preceded the issuance of SLB 14E and therefore does not reflect Staff's current approach to proposals dealing the evaluation of risk.[20] As noted above, SLB 14E was issued specifically to prevent "the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues."

II. The Proposal is Not Impermissibly Vague and Indefinite

Sempra also erroneously argues that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite. The Company's argument is based solely on its claim that the Proposal calls for the adoption of some external set of guidelines, but without sufficiently defining the substantive provisions of those guidelines.

[20] The Staff determinations in *Costco*, *Humana*, and *Citicorp* also preceded the issuance of SLB 14E.

The Company's argument is misplaced for many reasons. First, our Proposal does not call for the adoption of any set of guidelines – from Transparency International or any other external source – but merely refers to that organization's widely-recognized Corruption Perceptions Index (the "Index") as a way to specifically define those countries that are considered to present elevated risks of corrupt practices under our Proposal.

For that reason, the reference to the Index in our Proposal is "not a prominent feature of the proposal" (borrowing the phrase used in Sempra's argument), and therefore is consistent with the determination cited by the Company in which Staff refused no-action relief.[21]

In addition – and contrary to Sempra's assertion – our Proposal and supporting statement specifically describe the only aspect of the Index that is relevant to the Proposal, namely the scale used by the Index to rank countries for perceived levels of corruption.

Thus, our Proposal defines a "country that may pose an elevated risk of corrupt practices" as "any nation rating 4.0 or less on the most recent Corruption Perceptions Index published by Transparency International." In addition, the supporting statement specifically describes this Index as "based on a scale of 0 for 'highly corrupt' countries to 10 for 'very clean.'"

Clearly, the Proposal includes this reference to the Index in order to avoid any argument that our request for a Board review of the risks posed by operations in "any country that may pose an elevated risk of corrupt practices" is itself vague and indefinite. By including a precise definition of this term, the Proposal eliminates any prospect that either the Company or its shareholders would be unable to determine the actions that adoption of our Proposal would require.[22]

Thus, the Company maintains operations in five nations: the U.S., Mexico, Argentina, Chile, and Peru. According to the Corruption Perceptions Index for 2011, the U.S. ranked 7.1, Mexico 3.0, Argentina 3.0, Chile 7.2, and Peru 3.4.[23] If our Proposal were adopted, Sempra would clearly understand that the Board of Directors is requested to conduct an oversight review concerning risks posed by Company operations in Mexico, Argentina, and Peru.

The Proposal therefore is hardly vague or indefinite, but rather is highly specific.[24]

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[21] Sempra letter, page 8, and *Allegheny Energy, Inc.* (available Feb. 12, 2010).

[22] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[23] *http://cpi.transparency.org/cpi2011/results/.*

[24] Sempra's suggestion that the Proponent should be required to summarize an "eight-page document" delineating Transparency International's methodology – in the space of a 500 word shareholder proposal – is especially disingenuous. Sempra letter, page 9. The methodology used by Transparency International to compile its Index is completely irrelevant to our Proposal. The only thing that is relevant is a description of the scale used by the Index – which our Proposal expressly discloses ("a scale of 0 for 'highly corrupt' countries to 10 for 'very clean'").

The Staff determinations cited by Sempra clearly do not support the Company's position. For example, the proposal in *Smithfield Foods* (available July 18, 2003) requested a report based on the "Global Reporting Initiative guidelines" with no additional information. Similarly, *Kohl Corp.* involved a proposal requesting implementation of the "SA8000 Social Accountability Standards" with little additional explanation.

These cases and the others cited by Sempra involved proposals that were clearly confusing. This is not the case for our Proposal, which merely uses the Index as means to define the countries for which Board oversight review is requested, and moreover specifically describes the scale used by the Index to rank countries for perceived levels of corruption.

Finally, should the Staff determine that the Proposal is vague or indefinite for the reasons claimed by Sempra, we have no objection to eliminating all references to Transparency International and to the Index. This could be easily accomplished by simply deleting two sentences in the Proposal and supporting statement, and therefore would require no significant revisions.

CONCLUSION

For these reasons, we urge the Staff to reject the Company's request for a no-action determination in this matter. Please contact me if you would like additional information concerning the UWUA's position concerning our Proposal, or concerning the Staff's determination in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: 69009-00537

December 19, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Sempra Energy*
Shareholder Proposal of Utility Workers Union of America
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Sempra Energy (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Utility Workers Union of America (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The shareholders of Sempra Energy (the "Company") urge the Board of Directors to conduct an independent oversight review each year of the Company's management of political, legal, and financial risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices, and to publish (at reasonable cost and excluding any confidential information) an annual report to shareholders on the Board's independent review.
>
> This review should be conducted by the Audit Committee or by any other committee of the Board made up entirely of independent directors. For purposes of this resolution, a "country that may pose an elevated risk of corrupt practices" includes any nation rating 4.0 or less on the most recent Corruption Perceptions Index published by Transparency International.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the

Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Proposal requests a review of the "Company's management of political, legal, and financials risks." The Proposal's request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See Pfizer Inc.* (avail. Feb. 16, 2011) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment); *TJX Companies, Inc.* (avail. Mar. 29, 2011) (same); *Amazon.com, Inc.*

(avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd.* (avail. Feb. 16, 2011) (same). In the present case, the Proposal is similarly structured as a request to provide an assessment of risk arising from a subject matter that constitutes ordinary business operations. The Proposal seeks a review of the various "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices," and directly implicates the Company's decisions regarding the location of its facilities in such countries and the Company's adherence to ethical business practices and its legal compliance program. The Staff has concurred in the exclusion of proposals regarding these topics on ordinary business grounds, as discussed in more detail below.

B. The Proposal Relates To The Company's Decisions Concerning The Location Of Its Operations.

The Staff consistently has concurred in the exclusion of proposals regarding the location of company facilities. For example, in *Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the U.S. and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as implicating the company's ordinary business decisions, specifically, decisions relating to the location of a company's operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in exclusion of a proposal involving decisions relating to the location of restaurants); *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants); *MCI Worldcom, Inc.* (avail. Apr. 20, 2000) (concurring in the exclusion of a proposal that called for analysis of the company's plans to abandon, relocate, or expand office or operating facilities); *Tenneco, Inc.* (avail. Dec. 28, 1995) (concurring in the exclusion of a proposal requesting a report relating to the relocation of the company's corporate headquarters); *Pacific Gas and Electric Co.* (avail. Jan. 3, 1986) (concurring in the exclusion of a proposal requesting a feasibility study leading to relocation of the company's corporate headquarters).

The Proposal relates to the Company's decisions concerning the location of its operations. It requests a review of the Company's management of the risks posed by the Company's operations in certain countries, thereby calling into question the Company's decisions to operate in those countries. Furthermore, the Proposal's supporting statement begins by pointing out that "Sempra has significantly expanded its foreign operations" and then opining that "these operations posc significant legal, political, and financial risks for the Company." The supporting statement also refers to "significant risks raised by the Company's investments in countries posing elevated risks of corruption."

The Company's decisions and actions regarding the location of its facilities are a fundamental part of the Company's ordinary business operations. As a global organization, the Company's management routinely makes decisions regarding whether to operate energy generation and distribution facilities in particular foreign countries. In making decisions regarding whether and where to expand operations, the Company's management necessarily considers a multitude of factors, including the natural resources that are available in a particular location, local laws governing the construction and maintenance of the facilities that the Company uses, safety considerations, and the potential market size of a particular location. Management also must, and does, consider the stability of the local governments in areas in which it considers expanding and whether the local governments are law abiding. Decisions regarding the location of the Company's operations are the same types of decisions that the Commission described in the 1998 Release as "fundamental to management's ability to run a company on a day-to-day basis." The Staff's consistent concurrence in the exclusion of proposals implicating the location of company facilities, as cited in the above *Hershey Co.* line of precedent, further supports the exclusion of the Proposal.

C. The Proposal Relates To The Company's Legal Compliance Program.

The Staff also has recognized that adherence to ethical business practices and the conduct of a legal compliance program are matters of ordinary business. For example, in *Costco Wholesale Corp.* (avail. Dec. 11, 2003), the proposal requested "a thorough Code of Ethics that would also address issues of bribery and corruption." The supporting statement in *Costco* explicitly referenced Transparency International and its Corruption Perceptions Index and the Foreign Corrupt Practices Act (the "FCPA") in implicating Mexico as a corrupt arena of operations for the company. The Staff in *Costco* concurred with the exclusion of the proposal under Rule 14a-8(i)(7) as relating to the terms of the company's code of ethics, an aspect of the company's ordinary business operations. *See also Sprint Nextel Corp.* (avail. Mar. 16, 2010) (concurring with the exclusion of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs"); *Halliburton Co.* (avail. Mar. 10, 2006) (concurring in the exclusion of a proposal requesting a report on the company's policies to reduce fraud, bribery and other violations as relating to the company's ordinary business of its general conduct of a legal compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring in the exclusion of a proposal requesting that the board of directors form an independent committee to oversee the company's corporate anti-fraud compliance program as relating to the company's ordinary business of its general conduct of a legal compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (concurring in the exclusion of a proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made in the procurement of contracts as relating to the company's ordinary business of the initiation of its compliance program).

The Proposal requests a review of the Company's "management of . . . legal . . . risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The Proposal's supporting statement emphasizes certain "allegations of bribery" by Company personnel and cites a memo alleging that the Company "and its business executives may have engaged in criminal activity." Thus, the Proposal's request for a review of the Company's management of legal risks posed by the Company's operations should be viewed as a request for an evaluation of the efforts and safeguards the Company has in place to ensure ethical and legal behavior.

The Proposal is very similar to the proposal in *Costco* and the other precedent cited above. Like the *Costco* proposal, the Proposal highlights operations in Mexico as problematic, cites Transparency International's Corruption Perceptions Index and implicates the FCPA (although the Proposal does not explicitly mention the FCPA by name). Also, like the *Halliburton* proposal, the Proposal makes allegations regarding the Company's actions in foreign countries and prescribes a way to prevent the alleged conduct in the future.

As reflected in the precedent cited above, a company's efforts to ensure ethical behavior and to oversee compliance with applicable laws is exactly the type of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and therefore is not the type of matter that is appropriate for shareholder consideration.

D. The Proposal Does Not Focus On A Significant Policy Issue.

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable." The 1998 Release. As evidenced by the precedent discussed above, the Staff has found that potential corruption, bribery of foreign officials and other violations of law do not constitute a significant policy issue.

While the Staff denied no-action relief in *Chevron Corp.* (avail. Mar. 21, 2008) and *The Warnaco Group, Inc.* (avail. Mar. 14, 2000), involving proposals calling for scrutiny of the companies' country-selection guidelines, we believe that this Proposal is distinguishable. The central concern of the proposals in *Chevron* and *Warnaco* was the prevention of human- and worker-rights abuses, which the Staff has determined is a significant policy issue. In *Chevron*, the proposal highlighted Burmese human rights abuses carried out in connection with a gas-field and pipeline of which the company was an investor, including military crackdowns and arrests of peaceful demonstrators, relocation of villagers and forced labor. In *Warnaco*, the proposal and supporting statement expressed concern about such issues as human-rights abuses in China, forced labor, child labor and sweatshops. The Proposal at issue, on the other hand, focuses not on human- and worker-rights but rather on corruption, which has not been found to be a significant policy issue. In addition, although the Staff did not explain the reasoning for its decisions in *Chevron* and *Warnaco*, it appears that the no-action requests submitted in those instances did not directly make the arguments that we make here.

Because the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

We note in particular that the Staff has permitted companies to exclude proposals requesting that the company adopt a particular definition or set of guidelines from an external source when the proposal or supporting statement failed to describe the substantive provisions of the referenced definition or set of guidelines. The Staff has concurred with the exclusion of such proposals where companies have asserted that the lack of a sufficient description of the substantive provisions of that external source leaves shareholders unaware of what they are voting on. For example, in *Smithfield Foods Inc.* (avail. Jul. 13, 2003), the proposal requested a report "based upon the Global Reporting Initiative guidelines." The company argued that the proposal lacked a description of the substantive provisions of these guidelines and that it provided no background information on these guidelines to the shareholders to allow shareholders to understand what they are considering, and the Staff granted no-action relief under Rule 14a-8(i)(3). In *Johnson & Johnson* (avail. Feb. 7, 2003), the proposal requested a report containing information regarding the company's "progress concerning the Glass Ceiling Commission's business recommendations." The company argued that shareholders would not understand what they are being asked to consider since the proposal lacked a description of the substantive provisions of the Glass Ceiling Report or the recommendations flowing from it, and the Staff again granted no-action relief under Rule 14a-8(i)(3). In *AT&T Inc.* (avail. Feb. 16, 2010), the proposal requested a report containing various information about the company's political contributions and expenditures, including "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The company argued that "grassroots lobbying communications" was a material element of the proposal yet was not described in the proposal, and the Staff granted no-action relief under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 10, 2004) (concurring in the exclusion of a proposal requesting a bylaw amendment requiring an independent director as defined by the 2003 Council of Institutional Investors definition to serve as chairman); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Similar to *Smithfield Foods*, *Johnson & Johnson*, *AT&T* and the other precedent cited above, the Proposal references an external standard: "the most recent Corruption Perceptions Index published by Transparency International." This standard is central to the Proposal since it dictates which countries are to be covered by the review and report that the Proposal requests, yet the Proposal fails to describe this standard. Without a proper description of this standard, shareholders will not know what they are voting on.

The Proposal is distinguishable from those shareholder proposals that have referred to external sources where the Staff did not concur that the proposals were impermissibly vague and indefinite. In these cases, the reference to the external source was not a prominent feature of the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement in the *Allegheny Energy* proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal. Unlike the supporting statement in *Allegheny Energy*, the Proposal's supporting statement does not shift the emphasis of the Proposal as a whole away from the external standard that is referenced and onto an alternate standard; the Proposal and its supporting statement do not refer to any standard other than "the most recent Corruption Perceptions Index published by Transparency International."

The Proposal fails to provide any information about the Corruption Perceptions Index (the "Index") other than its scale. The Proposal fails to provide sufficient information about the Index or about Transparency International such that shareholders would be informed of what they are voting on. It does not describe, or even suggest the existence of, the numerous factors that Transparency International considers in compiling the Index. The methodology underlying the 2010 Index is described in an eight-page document titled "Corruption Perceptions Index 2010," which is available at http://www.transparency.org/content/download/55903/892623/CPI2010_long_methodology_En.pdf. As described in that document, the Index is based on a number of surveys, which cover a wide range of topics, including "the extent to which public employees within the executive are required to account for the use of resources, administrative decisions, and results obtained" (page 2) and whether "the government advertise[s] jobs and contracts" (page 4). The survey results are weighted and combined in a complex formula that ultimately yields a number for a particular country. In the instant case, shareholders reading the Proposal will not have any information about the factors that are considered in the Index or which factors are weighted most heavily As a result, shareholders will not know what they are being asked to vote on.

Just as the proposals in *Smithfield Foods, Johnson & Johnson, AT&T*, *Boeing* and *Kohl's*, the Proposal recommends the adoption of a particular definition and set of guidelines but fails to describe the substance of the definition and guidelines. Accordingly, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James Spira, the Company's Chief Corporate Counsel, at (619) 696-4373.

Sincerely,

Amy Goodman

Enclosures

cc: James Spira, Sempra Energy
Gary Ruffner, Utility Workers Union of America

101200183.12

GIBSON DUNN

EXHIBIT A

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

To: Randall L. Clark
Corporate Secretary
Sempra Energy

Fax No. 619/696-4508

From: Mark Brooks

Date: November 29, 2011

Re: Shareholder proposal

I am attaching for your attention a shareholder proposal submitted by our organization for Sempra's next annual meeting. We shall forward a statement from the record owner establishing the UWUA's ownership of Sempra shares in the immediate future.

Please direct any correspondence concerning this matter to my attention. Thank you.

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Fax No. 619/696-4508

November 29, 2011

Randall L. Clark
Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Shareholder proposal

Dear Mr. Clark:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the Sempra Energy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The UWUA intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We will be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Please let me know if you require additional information in this matter.

Sincerely,

Gary M. Ruffner
National Secretary-Treasurer

Enclosure

Shareholder Proposal

Resolved: The shareholders of Sempra Energy (the "Company") urge the Board of Directors to conduct an independent oversight review each year of the Company's management of political, legal, and financial risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices, and to publish (at reasonable cost and excluding any confidential information) an annual report to shareholders on the Board's independent review.

This review should be conducted by the Audit Committee or by any other committee of the Board made up entirely of independent directors. For purposes of this resolution, a "country that may pose an elevated risk of corrupt practices" includes any nation rating 4.0 or less on the most recent Corruption Perceptions Index published by Transparency International.

Supporting Statement

In recent years, Sempra has significantly expanded its foreign operations – especially in Mexico, where the Company operates important energy generation and distribution facilities.

We believe these operations pose significant legal, political, and financial risks for the Company. During 2010, for example, Mexico ranked only 3.1 on Transparency International's Corruption Perceptions Index (based on a scale of 0 for "highly corrupt" countries to 10 for "very clean").

Recently, Sempra operations in Mexico have generated significant adverse media reports involving allegations of bribery and other corruption. In November 2010, the news media reported on claims made by a former Controller of Sempra's Mexican operations that he had been directed by the Company "to bribe government officials, approve improper spending, and overlook his ethical obligations as a certified public accountant." (*San Diego Union-Tribune*, 11/13/2010)

In March 2011, the Federal Bureau of Investigation opened a criminal investigation into these allegations. An FBI memo from the investigation cites a February 2005 internal Sempra document summarizing the Company's creation of a charitable "trust" in Ensenada, Mexico, where Sempra was developing a liquefied natural gas terminal.

According to the FBI memo, statements made in the Sempra document by a corporate official "clearly indicate the existence of a *quid pro quo* arrangement with regard to the establishment and incremental funding of the Trust in exchange for key permits required from the city of Ensenada to build the Sempra LNG plant." The FBI memo concluded there were "ample facts and indicators which reflect that Sempra and its business executives may have engaged in criminal activity so as to justify the opening of a full investigation."

The FBI closed the investigation in June 2011, after concluding that Sempra had "adequately addressed" all allegations, but stating the inquiry may be renewed "should additional information or evidence become available."

Despite closure of the FBI's investigation, we believe this controversy shows the significant risks raised by the Company's investments in countries posing elevated risks of corruption. Our resolution urges the Board of Directors to conduct an annual oversight review of the Company's management of those risks, and to publish its review each year to shareholders.

We urge shareholders to vote FOR this resolution. Please visit *www.SempraCorporateReform.com* for more information.

Corinie Sheets

Sempra Energy®

James M. Spira
Chief Corp Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4373
Fax: 619-699-5027
JSpira@sempra.com

December 9, 2011

__VIA OVERNIGHT MAIL__

Mark Brooks
Senior National Researcher
Utility Workers Union of America
521 Central Avenue
Nashville, TN 37211

Re: Deficiency Notice

Dear Mr. Brooks:

I am writing on behalf of Sempra Energy (the "Company") regarding UWUA's shareholder proposal dated November 29, 2011, for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 101 Ash Street, San Diego, CA 92101. Alternatively, you may transmit any response by facsimile to me at (619) 699-5027.

If you have any questions with respect to the foregoing, please contact me at (619) 696-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

James M. Spira

James M. Spira
Chief Corporate Counsel

cc: Randall L. Clark

Enclosures

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

To: Randall L. Clark
Corporate Secretary
Sempra Energy

Fax No. 619/696-4508

From: Mark Brooks

Date: December 9, 2011

Re: Shareholder proposal

I am attaching for your attention a statement from the record owner establishing the UWUA's ownership of Sempra shares. The record owner has also sent this to you directly.

Please let me know if you have any questions in this matter. Thank you.

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

December 8, 2011

Randall L. Clark
Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Shareholder proposal

Dear Mr. Clark:

This is to verify that Morgan Stanley Smith Barney is the registered owner of 182 shares of stock of Sempra Energy, held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of Sempra stock since March 22, 1999 and has continuously held these shares since that time. The value of the shares as of the close on December 7, 2011 was 9,465.82.

Please let me know if you would like additional information.

Sincerely,

Karen E. Hubbard
Second Vice President
Financial Advisor

cc: Gary M. Ruffner
UWUA Secretary-Treasurer